UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)

TubeMogul, Inc.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

898570106

(CUSIP Number)

Copies to:

Michael Dillon

Executive Vice President, General Counsel and Corporate Secretary

Adobe Systems Incorporated

345 Park Avenue

San Jose, California 95110

(408) 536-6000

Jane Ross

Weil, Gotshal & Manges LLP

201 Redwood Shores Parkway

Redwood Shores, California 94065

(650) 802-3000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 19, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 898570106		13D

1	Names of Reporting Persons ADOBE SYSTEMS INCORPORATED

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐

6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 1,000 (see Item 4)

	8	Shared Voting Power 0

	9	Sole Dispositive Power 1,000 (see Item 4)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,000 (see Item 4)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 100%

14	Type of Reporting Person CO

CUSIP No. 898570106		13D

1	Names of Reporting Persons TIGER ACQUISITION CORPORATION

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐

6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 1,000 (see Item 4)

	8	Shared Voting Power 0

	9	Sole Dispositive Power 1,000 (see Item 4)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,000 (see Item 4)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 100%

14	Type of Reporting Person CO

This Amendment No. 2 to Schedule 13D (this “Amendment) relates to the Common Stock, par value $0.001 per share (the “Shares”) of TubeMogul, Inc., a Delaware corporation (the “Issuer”) and amends the initial statement on Schedule 13D filed on November 18, 2016 (the “Original 13D”), as amended by Amendment No. 1 to the Original 13D filed on December 15, 2016 (“Amendment No. 1” and, together with the Original 13D and this Amendment, the “Schedule 13D”).  Unless otherwise specified, capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to them in the Original 13D.

On December 19, 2016, Adobe and Merger Subsidiary completed the transactions contemplated by the Agreement and Plan of Merger, dated November 10, 2016, by and among the Issuer, Adobe and Merger Subsidiary (the “Merger Agreement”).  Pursuant to the terms of the Merger Agreement, Merger Subsidiary merged with and into the Issuer (the “Merger”), with the Issuer surviving (the “Surviving Corporation”) the Merger as a wholly owned  subsidiary of Adobe.

Item 4.           Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

On December 19, 2016, pursuant to the terms of the Merger Agreement, Merger Subsidiary merged with and into the Issuer, with the Issuer surviving the Merger as a wholly owned subsidiary of Adobe.

At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time was converted into the right to receive the Offer Price, net to the holder in cash, without interest thereon and subject to any required tax withholding, other than (i) Shares held in the treasury of TubeMogul and Shares owned by Merger Subsidiary, Adobe or any wholly-owned subsidiary of Adobe or of TubeMogul immediately prior to the Effective Time; and (ii) Shares held by any stockholder that was entitled to demand and properly demanded appraisal of such Shares pursuant to, and who complied in all respects with, Section 262 of the DGCL and who, as of the Effective Time, had neither effectively withdrawn nor lost such stockholder’s rights to such appraisal and payment under the DGCL with respect to such shares.

At the Effective Time, the one thousand (1,000) shares of common stock of Merger Subsidiary that were outstanding immediately prior to the Effective Time were converted into and became one thousand (1,000) shares of common stock of the Surviving Corporation.

In connection with the closing of the Merger, the Shares that previously traded under the stock symbol “TUBE”, ceased trading on, and are being delisted from, the Nasdaq Global Select Market.

In connection with the merger, each member of the Board of Directors of the Issuer resigned from the Board of Directors of the Issuer, including any committee thereof.  At the Effective Time, the size of the Board of Directors of the Issuer was reduced to two members, and Tracy Hanson and Keith San Felipe were appointed as the members of the Board of Directors of the Issuer.

At the Effective Time, the officers of Merger Subsidiary immediately prior to the Effective Time became the officers of the Issuer following the Effective Time.

Item 5.           Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) and (b) As a result of the Merger and pursuant to the Merger Agreement, (i) the Reporting Persons acquired and, for purposes of Rule 13d-3 promulgated under the Exchange Act, beneficially owned 100% of the outstanding Shares; and (ii) the Reporting Persons had sole power to vote and dispose of 100% of the Shares.

(c) Except for the Merger Agreement, the Tender Agreements, the waivers described in the Schedule 13D and the transactions described in this Amendment, to the knowledge of the Reporting Persons, no transactions in the class of securities reported have been effected during the past 60 days by any person named in Schedule A or Item 5(a).

(d) To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported herein.

(e) Inapplicable.

Item 6.           Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

As a result of the completion of the Merger, the Tender Agreements terminated in accordance with their terms on December 19, 2016.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 22, 2016	ADOBE SYSTEMS INCORPORATED

/s/ Mark Garrett
	Name:	Mark Garrett
	Title:	Executive Vice President and Chief Financial Officer

Date: December 22, 2016	TIGER ACQUISITION CORPORATION

/s/ Justin Judd
	Name:	Justin Judd
	Title:	Vice President and Assistant Secretary